AB 3/18

09059882

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 16 2009

BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 Nichols Road
(No. and Street)

Kansas City (City) — Missouri (State) — 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ye — 816-751-4221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cochran Head Vick & Co., P.A.
(Name – *if individual, state last, first, middle name*)

6700 Antioch, Suite 460 (Address) — Merriam (City) — Kansas (State) — 66204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

JD 3/31/09

OATH OR AFFIRMATION

I, John Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President, COO

Title

Notary Public

NOTARY PUBLIC STATE OF KANSAS SANDRA J. JACKSON My Appt. Exp. 02-10-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY CLUB FINANCIAL SERVICES, INC.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

CONTENTS

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 ξ (913) 378-1177 FAX

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Country Club Financial Services, Inc.

We have audited the accompanying statements of financial condition of Country Club Financial Services, Inc., (the Company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act or 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country Club Financial Services, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cochran Head Vick & Co. P.A.

January 27, 2009

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2008 and 2007

		2008	2007
Assets			
Current assets:			
Cash	$	576,608	394,705
Commissions receivable		167,452	144,617
Income taxes receivable currently from parent		12,708	17,112
Total current assets		756,768	556,434
Equity securities - not readily marketable		3,300	3,300
Furniture and equipment, net		6,210	8,112
Total assets	$	766,278	567,846
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	276,424	182,285
Franchise taxes payable		-	4,125
Total liabilities		276,424	186,410
Stockholder's equity:			
Common stock, par value $.10, authorized 100,000 shares, 1,000 shares issued and outstanding		100	100
Additional paid-in capital		882,900	498,900
Retained earnings (deficit)		(393,146)	(117,564)
Total stockholder's equity		489,854	381,436
Total liabilities and stockholder's equity	$	766,278	567,846

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Operations

For the Years Ended December 31, 2008 and 2007

		2008	2007
Revenue:			
Commissions income	$	2,372,606	2,442,202
Service fees		781,796	908,122
Interest and dividend income		6,187	22,125
Other revenues		22,562	16,197
Total revenue		3,183,151	3,388,646
Expenses:			
Personnel services		2,377,632	2,483,596
Management services		545,829	562,031
Outside electronic data processing		202,504	157,669
Pershing ticket charges		77,832	72,523
Occupancy and equipment		82,879	68,590
Professional fees		10,680	25,755
Dues and subscriptions		5,038	5,810
Regulatory fees		51,746	45,620
Depreciation		1,902	6,163
Advertising costs		15,058	27,276
Stationery and supplies		11,482	10,946
Other operating expenses		75,925	91,394
Total expenses		3,458,507	3,557,373
Loss before income tax		(275,356)	(168,727)
Provision for income tax		(226)	7,633
Net loss	$	(275,582)	(161,094)

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2007 and 2008

	Common Shares Issued and Outstanding		Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2006	1,000	$	100	498,900	43,530	542,530
Net loss for year	-		-	-	(161,094)	(161,094)
Balances at December 31, 2007	1,000		100	498,900	(117,564)	381,436
Capital contribution from parent				384,000		
Net loss for year	-		-	-	(275,582)	(275,582)
Balances at December 31, 2008	1,000	$	100	882,900	(393,146)	489,854

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net loss	$	(275,582)	(161,094)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation		1,902	6,163
Change in operating assets and liabilities:			
Commissions receivable		(22,835)	(16,414)
Income taxes receivable		4,404	122,566
Accounts payable		94,139	(24,049)
Taxes payable		(4,125)	-
Net cash used by operating activities		(202,097)	(72,828)
Cash flows from financing activities:			
Capital contribution from parent		384,000	-
Net cash provided by financing activities		384,000	-
Net decrease in cash		181,903	(72,828)
Cash and cash equivalents at beginning of year		394,705	467,533
Cash and cash equivalents at end of year	$	576,608	394,705

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2008 and 2007

There were no liabilities subordinated to the claims of creditors at the beginning or end of, or at any time during either of the years.

1) Description of Business and Summary of Significant Accounting Policies

Description of Business
Country Club Financial Services, Inc. (the Company) is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, and annuity products. The Company employs 43 representatives at offices in 19 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 41 states and the District of Columbia, and is a member in good standing of FINRA and various state agencies. All general securities accounts are insured by the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. The Company is a wholly owned subsidiary of Country Club Bank NA ("Parent"), with whom it files a consolidated income tax return; the accounts of the Parent are not presented or otherwise included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue is recorded on a trade-date basis.

Concentrations
In 2008 and 2007, commission revenue from a mutual fund broker and an annuity product provider comprised 17% and 22% of total commission revenue, respectively.

Cash
Cash consists of demand deposit checking accounts and deposits with clearinghouses. From time to time, the Company maintains cash balances with financial institutions in excess of FDIC limits.

Equity Securities - Not Readily Marketable
Equity securities not readily marketable consist of 300 shares of NASDAQ Stock Market, Inc. common stock which is not actively traded in any financial markets. These securities are stated at estimated fair value equal to cost that does not exceed estimated net realizable value.

Furniture, Fixtures and Equipment
The cost of furniture, fixtures and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system (MACRS) for income tax purposes. The useful life of furniture, fixtures and equipment for purposes of computing depreciation and amortization is 3 to 10 years.

Income Taxes

The provision for income tax benefit includes federal and state tax liabilities and benefits receivable. In neither 2008 nor 2007 did the Company pay any amounts for either Federal or state income taxes. Effective July 1, 2006, the Company's Parent elected S-Corporation status for the consolidated group for Federal income tax reporting purposes. The receivable from parent for income taxes at December 31, 2008 and 2007 and the provision for income tax benefit for the year then ended relate entirely to state income taxes. Principally for these reasons the income tax benefit recorded is less than the expected effective tax rate of 34%.

2) Furniture, Fixtures and Equipment

At December 31, 2008 and 2007, furniture, fixtures and equipment consisted of the following:

		2008	2007
Furniture, fixtures and equipment	$	45,657	45,657
Less accumulated depreciation		(39,447)	(37,545)
Total furniture, fixtures and equipment, net	$	6,210	8,112

3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires (1) the maintenance of minimum net capital, and (2) that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2008 and 2007 are summarized as follows:

		2008	2007
Net capital	$	382,278	315,586
Aggregate indebtedness		276,424	186,410
Minimum net capital required		50,000	50,000
Excess net capital at 1500%		332,278	265,586
Excess net capital at 1000%		354,636	296,945
Net capital ratio		.72 to 1	.59 to 1

The Company is also subject to the net capital requirements of their clearinghouse and of the State of Oklahoma, who require net capital of $100,000 and $10,000, respectively. At December 31, 2008 and 2007, the Company was in compliance with these requirements.

4) Related Party Transactions

The Parent provides office space and management services as needed at a cost to the Company of $448,904 for both 2008 and 2007.

SUPPLEMENTARY INFORMATION

COUNTRY CLUB FINANCIAL SERVICES, INC.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008 and 2007

		2008	2007
Net Capital			
Total stockholders' equity at December 31	$	489,854	381,436
Deductions and/or charges:			
Non-allowable assets			
Equity securities not readily marketable		3,300	3,300
Commissions and other receivables		57,510	13,011
Income taxes receivable current from Parent		12,708	17,112
Fixed assets and prepaid items		6,210	8,112
		79,728	41,535
Fidelity bond deductible over $6,000		19,000	19,000
Net capital before haircuts on securities positions		391,126	320,901
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)			
Money market instruments		8,848.00	5,315
Net capital	$	382,278	315,586
Aggregate Indebtedness			
Items included in statements of financial condition			
Accounts payable and taxes payable	$	276,424	186,410
Total aggregate indebtedness	$	276,424	186,410
Computation of Basic Net Capital Requirement			
Minimum net capital required	$	50,000	50,000
Excess capital at 1500%	$	332,278	265,586
Excess capital at 1000%	$	354,636	296,945
Ratio: aggregate indebtedness to net capital		0.72	0.59
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007 and 2006)			
Net capital, as reported in Part II of Company's unaudited FOCUS report	$	382,278	315,384
Reclassification of tax liability against tax receivable		-	202
Net capital, as computed above	$	382,278	315,586

COUNTRY CLUB FINANCIAL SERVICES, INC.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Schedule II

As of December 31, 2008

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the year ended December 31, 2008

COUNTRY CLUB FINANCIAL SERVICES, INC.

SCHEDULE III

Information relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Schedule III

As of December 31, 2008

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 ξ (913) 378-1177 FAX

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Country Club Financial Services, Inc.

In planning and performing our audit of the financial statements of Country Club Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Cochran Head Vick & Co. P.A.

January 27, 2009